Exhibit 12
General Motors Acceptance Corporation

Ratio of Earnings to Fixed Charges

December 31, ($ in millions)	2005	2004	2003	2002	2001

Earnings
Consolidated net income	$2,394	$2,913	$2,793	$1,870	$1,786
Provision for income taxes	1,205	1,434	1,591	1,071	1,047
Minority interest in consolidated subsidiaries and loss from equity investees	(55)	9	58	60	67

Consolidated income before income taxes, minority interest and loss from equity investees	3,544	4,356	4,442	3,001	2,900
Fixed charges	12,835	9,700	7,786	7,059	7,839

Earnings available for fixed charges	16,379	14,056	12,228	10,060	10,739
Fixed charges
Interest, discount, and issuance expense on debt	12,735	9,617	7,706	6,970	7,748
Portion of rentals representative of the interest factor	100	83	80	89	91

Total fixed charges	$12,835	$9,700	$7,786	$7,059	$7,839
Ratio of earnings to fixed charges	1.28	1.45	1.57	1.43	1.37